

Mail Stop 3233

April 14, 2016

<u>Via E-mail</u>
Richard Vance
President and Chief Executive Officer
Highlands REIT, Inc.
332 S Michigan Avenue, Ninth Floor
Chicago, Illinois 60604

      Re: **Highlands REIT, Inc.**
               Form 10-12G
               Filed March 18, 2016
               File No. 000-55580

Dear Mr. Vance:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                            Sincerely,

                                          /s/ Tom Kluck

                                          Tom Kluck
                                          Legal Branch Chief
                                          Office of Real Estate and
                                          Commodities

cc: Cathy A. Birkeland, Esq. (via E-mail)
         Latham & Watkins LLP